February 3, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Christopher Edwards

Re:	Schrödinger, Inc. Registration Statement on Form S-1 (File No. 333-235890)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between January 27, 2020 and the date hereof, approximately 2,497 copies of the Preliminary Prospectus dated January 27, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, February 5, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

BOFA SECURITIES, INC.

JEFFERIES LLC

BMO CAPITAL MARKETS CORP.

As representatives of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Executive Director

By:	BofA Securities, Inc.

By:	/s/ Adam Chazan
Name:	Adam Chazan
Title:	Managing Director

By:	Jefferies LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Managing Director

By:	BMO Capital Markets Corp.

By:	/s/ Annette Grimaldi
Name:	Annette Grimaldi
Title:	Managing Director